

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 28, 2016

VIA E-mail
Dr. Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road,
Tarrytown, New York 10591

Re: Regeneron Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File No. 000-19034

Dear Dr. Schleifer:

We have reviewed your August 19, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our July 29, 2016 letter.

Notes to Consolidated Financial Statements
3. Collaboration Agreements
a. Sanofi
Immuno-Oncology, page F-16

1. Please refer to our prior comment one. As discussed in conference calls with you and other members of the company and its independent accounting firm on September 16th and 27th, we continue to have the following concerns:
   - As to whether the Antibody and IO collaborations are in substance one arrangement, please tell us your consideration of the following as of the date of the IO in concluding that the collaborations are not in substance one arrangement:
     - Was the $75 million reduction in funding in connection with the amended Antibody collaboration, which was based on the proportionate number of IO targets in the

       Antibody Collaboration to the total number of targets, representative of its economic substance considering the terms of the amended Antibody Collaboration? Why or why not?

- o How would you assess the fair value of the IO targets transferred to the IO collaboration in relation to the Antibody agreement and your basis for the assessment?
- o In the negotiation of the IO and the amended Antibody collaborations, tell us about relevant discussions with Sanofi in connection with the transferred IO antibodies regarding their terms including the $640 million upfront payment. How would you assess the transferred IO antibodies with respect to the $640 million upfront payment and your basis for the assessment?
- o How would you assess the potential for overlap/sharing of management, staff, facilities and/or information between the Antibody and IO collaborations to each of the collaborations and your basis for the assessment?

- With respect to the alternative accounting treatment, as provided in your response, and whether it complies with ASC 605-25, it is not clear why besides the mice, there is only one other unit of accounting. As discussed, it would appear that there would be at least two units of accounting besides the mice. Please provide us:
  - o an analysis of your determination of the units of accounting under ASC 605-25-25;
  - o the amount of the total arrangement consideration and how it would be determined under ASC 605-25-30-1 including how any remaining deferred income under the Antibody collaboration before it was amended in connection with the IO collaboration would be considered;
  - o how the total arrangement consideration would be allocated to the units of accounting including the selling prices that would be used and the basis used to determine selling prices under ASC 605-25-30-2,
  - o how revenue for each deliverable would be recognized
  - o the amount of revenue that would have been recognized in 2015 and the six months ended June 30, 2016 and 2015.
  - o Your analysis demonstrating that the alternative accounting would not be materially different than the accounting applied in your financial statements for 2015, the six months ended June 30, 2016 and future periods.

       You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                    Sincerely,

                    /s/ Jim B. Rosenberg

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant
                    Office of Healthcare and Insurance